JNL INVESTORS SERIES TRUST
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


November 3, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      JNL Series Trust; File Nos. 33-87244 and 811-8894
         JNL Investors Series Trust; File Nos. 333-43300 and 811-10041 JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121 JNLNY Variable Fund I LLC; File Nos. 333-79415 and 811-09357 (ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE "ASSUREDS")

Dear Sir/Madam:

On behalf of JNL Investors Series Trust, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following documents:

     (i) A copy of the Declarations Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above referenced Assureds, in the amount of $6.5 million, effective August 1, 2006, issued by Chubb Group of Insurance Companies is attached under EXHIBIT 1;

     (ii) A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 2;

     (iii) A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not "interested persons" of the Trusts/Funds, approving the amount, type, form and coverage of the Bond is attached under EXHIBIT 3; and

     (iv) A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Assured would have to maintain, had it not been named as an insured under the joint Bond is attached under
          EXHIBIT 4.

Premiums for the Bond have been appropriately paid from August 1, 2006 through the period ending August 1, 2007.

If  there  are  any  questions   regarding  this  filing,   please  contact  the
undersigned, at (517) 367-4336.

Sincerely yours,

By: /s/ Susan S. Rhee
Susan S. Rhee

Enclosures